Filed Pursuant to Rule 433
Registration No. 333-213335-02

Entergy Mississippi, Inc.

$260,000,000
First Mortgage Bonds,
4.90% Series due October 1, 2066

Final Terms and Conditions
September 8, 2016

Issuer:	Entergy Mississippi, Inc.

Security Type:	First Mortgage Bonds (SEC Registered)

Expected Ratings(1):	A3 (positive outlook) by Moody’s Investors Service A (stable outlook) by Standard & Poor’s Ratings Services

Trade Date:	September 8, 2016

Settlement Date (T+5):	September 15, 2016

Principal Amount:	$260,000,000

Interest Rate:	4.90%

Interest Payment Dates:	January 1, April 1, July 1 and October 1 of each year

First Interest Payment Date:	January 1, 2017

Final Maturity Date:	October 1, 2066

Optional Redemption Terms:	Callable at par at any time on or after October 1, 2021

Price:	$25.00 per bond

Net Proceeds Before Expenses:	$252,343,312.50

Expected Listing:	New York Stock Exchange

CUSIP / ISIN:	29364N 108 / US29364N1081

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC Wells Fargo Securities, LLC
Co-Managers:	J.P. Morgan Securities LLC BNY Mellon Capital Markets, LLC Samuel A. Ramirez & Company, Inc.

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1 A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, a copy of the prospectus for the offering can be obtained by calling (i) Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322, (ii) Morgan Stanley & Co. LLC toll free at 1-866-718-1649 or (iii) Wells Fargo Securities, LLC toll free at 1-800-645-3751.